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EIMO OYJ STOCK EXCHANGE RELEASE 01.11.2000 AT 9:00  1 (3)

EIMO ANNOUNCES EXPANSION INTO CHINA

Eimo Oyj has today signed additional agreements as part of its expansion plans in the People's Republic of China (PRC).

Eimo (HK) Ltd., a joint venture company controlled and majority owned (70% direct, 80.5% including indirect) by Eimo, will establish operations in the PRC through the acquisition from Mr. Y.S.Lai of 100% of the share capital of Century Step Company Ltd., a Hong Kong company operating a 100% owned manufacturing subsidiary Century Step Plastic (Shenzhen) Company Ltd. in Shenzhen, China. Development of a new - greenfield - telecom parts manufacturing operation is also being planned.

Century Step provides Eimo an entry into the Chinese and Asian markets. Century Step had consolidated sales of approximately HKD 17 million (EUR 2.6 million) in 1999 with a net profit equal to approximately 14% of sales. It employs 180 people with over 170 of them located in PRC where it operates in approximately 4,000 sq metres of leased space in Shenzhen, Guangdong Province. Although Century Step has traditionally served the consumer goods sector, it has recently been developing more advanced capabilities with the goal of manufacturing advanced engineered parts. Closing of the acquisition is expected by January 1, 2001. Of the total purchase price of HKD 18.5 million (EUR 2.8 million), HKD
8.5 million is expected to be paid in cash and HKD 10 million will be utilized
to fund a five (5) year loan to Eimo (HK) Ltd.   In addition, Century Step is
expected to require approximately EUR 1 million of additional capital investment during 2001 to upgrade and expand its manufacturing capabilities.

Eimo's minority partner in Eimo (HK) Ltd. is CIM Technology Ltd. (British Virgin Islands). CIM Technology is owned by Hong Kong businessmen Mr. Y.S. Lai (35%) and Mr. K.H. Woo (30%), and Eimo Oyj (35%). Final agreements have been signed consistent with Eimo's previous May 2000 announcement covering the establishment of CIM Technology. As previously announced, CIM Technology will control and own 56.9% of CIM Precision Molds (HK) Ltd. and 100% of CIM Precision Molds (Dongguan), a PRC company being established.

Eimo's cash investment in CIM Technology is approximately HKD 15 million (EUR
2.3 million), of which the majority will be invested onward into Eimo (HK), with the remaining funds to be invested in CIM Dongguan. In exchange for their collective ownership interest of 65% in CIM Precision Molds, Mr. Lai and Mr. Woo contributed to CIM their total holding of 56.9 % of the outstanding capital stock of CIM Precision Molds (HK) Ltd. Mr. Lai has signed service contracts with both Eimo (HK) and CIM Technology.

CIM Precision Molds (HK) Ltd. is a premier mold manufacturer with operations in Hong Kong. It anticipates total sales of approximately HKD 35 million (EUR 5.3 million) in 2000 with a net profit exceeding 10%.
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Eimo and CIM Precision Molds have cooperated on a number of projects. The companies intend to continue and expand their cooperative relationship by sharing technologies, development work and through joint capacity planning. CIM Precision Molds' existing customers include very large global companies such as Nokia.

CIM Precision Molds (Dongguan) is currently obtaining operating permits and training personnel. Expansion in mold manufacturing operations is expected once all permits have been obtained - initially in rented premises, with a later move to a purpose-built facility in Dongguan being planned. CIM Dongguan is not expected to have significant sales during 2000-2001.

The acquisition of Century Step is subject to satisfactory completion of due diligence, which is expected to be completed before the end of November, 2000. Except for the acquisition of Century Step, the agreements are effective immediately.

Overall, the above mentioned operations - not taking into account establishment costs of the yet-to-be-decided greenfield operation - are expected to result in approximately EUR 0.3 million of additional set-up and other costs to Eimo in 2000, and to have some positive impact on consolidated earnings during 2001.



Eimo Oyj
Heikki Marttinen
President and CEO

Further information 07-11 a.m. and 1.30-3.00 p.m. (London time):
Elmar Paananen, Vice Chairman, Investor Relations, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com


DISTRIBUTION:
HEX Helsinki Exchange
Press

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger with Triple S Plastics, Inc., including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.
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This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.